Exhibit 99.1

NEWS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS FOURTH QUARTER AND FULL YEAR 2009 RESULTS AND UPDATES RESERVE AND RESOURCE ESTIMATES

•	Full year 2009 revenue increased 2% to $71.9 million
•	59,733 ounces of gold sold in 2009, minimum target of 65,000 ounces in 2010
•	The Company is well positioned to deliver on its 2010 objectives

MONTREAL, Quebec, Canada, February 25, 2010 - Richmont Mines Inc. (TSX/NYSE Amex: RIC), (“Richmont” or “the Company”), a Canadian-based gold producer, is pleased to announce results for its fourth quarter and 2009 fiscal year for the period ended December 31, 2009, as well as updated Reserve and Resource estimates. Financial results are based on Canadian GAAP and dollars are reported in Canadian currency, unless otherwise noted.

“While our full year gold sales of 59,733 ounces were in line with management’s revised target of 60,000 ounces, as a Company we are disappointed with this year’s results. Our recovered grades fell short of expectations, particularly at the Beaufor Mine, and while tonnage was up at our Island Gold Mine, it was down at Beaufor, a fact that emphasizes the need for continued exploration efforts on this property” commented Mr. Martin Rivard, President and CEO of Richmont Mines. “Although we have made some significant progress at our Island Gold Mine, we have not met our yearly objectives, and this will be a key area of focus for us in 2010.” He continued: “On the development and exploration front, we are on schedule to bring the Francoeur Mine back online in mid-2011, which will help increase our production and gold sales rates to our targeted levels, and we also expect to have results from our 5,000 metre drilling program at our Cripple Creek property near Timmins, Ontario in the second quarter.”

Q4 2009 Results
Revenue for the fourth quarter of 2009 was $17.1 million, down from last year’s very strong $22.9 million. Net income for the fourth quarter of 2009 was $0.11 million, or $0.00 per share, compared with the $2.1 million, or $0.09 per share earned in the fourth quarter of 2008. Total precious metals revenue declined $5.7 million, or 27%, to $15.4 million in the fourth quarter of 2009 compared with $21.1 million in the fourth quarter of 2008. This decline reflects a 41% decrease in ounces of gold sold, the effects of which were partially mitigated by a 24% increase in the average sales price per ounce of gold in Canadian dollars. In the fourth quarter of 2009, 13,029 ounces of gold were sold at an average price of US$1,035 (CAN$1,182), versus gold sales of 22,116 ounces in Q4 2008 at an average price of US$897 (CAN$956).

Operating costs, including royalties, declined 9% year-over-year in the fourth quarter of 2009 to $11.8 million, as a lower level of tonnes processed from Beaufor more than offset a slight increase in the tonnage processed at Island Gold. However, the average cash cost of production increased to US$790 (CAN$902) in the fourth quarter of 2009, from US$550 (CAN$586) in the comparable period in 2008, primarily a reflection of the lower recovered grades at both operating mines.

RICHMONT MINES REPORTS FOURTH QUARTER AND FULL YEAR 2009 RESULTS AND UPDATES RESERVE AND RESOURCE ESTIMATES
February 25, 2010

Exploration and project evaluation costs, net of exploration credits of $0.9 million, totalled $0.3 million in the fourth quarter of 2009, down from $2.4 million in the comparable period in 2008, the latter of which included $0.54 million spent at the Golden Wonder property. However, excluding exploration credits in both quarters and expenses incurred at the Golden Wonder project, Richmont spent $1.2 million on exploration and project evaluation, down from the comparable $1.9 million spent in 2008.

Full Year 2009 Results
Revenue for fiscal 2009 was $71.9 million, up slightly from last year’s $70.6 million. Net income for the year was $0.34 million, or $0.01 per share, below last year’s $1.6 million, or $0.07 per share. Total annual precious metal revenue was flat at $66.2 million in 2009 compared with 2008, as the higher average gold sales price realized in Canadian dollars offset the decrease in ounces of gold sold. For the full year, 59,733 ounces of gold were sold at an average price of US$969 (CAN$1,107), versus gold sales of 70,945 ounces in 2008 at an average price of US$876 (CAN$934).

Operating costs, including royalties, increased 13% year-over-year in 2009 to $50.3 million, as a higher level of tonnes processed from Island Gold more than offset a decrease in the tonnage processed at Beaufor. However, the average cash cost of production increased to US$737 (CAN$842) in 2009, from US$590 (CAN$629) in 2008, primarily a reflection of the lower recovered grades at both operating mines.

Strong Cash Position and No Debt
At December 31, 2009, cash and cash equivalents were $21.1 million, compared with $26.0 million at December 31, 2008. Richmont Mines had no long-term debt obligations, no hedging, and had working capital of $24.9 million. The cash equivalents included $10.9 million of term deposits with high level credit ratings and $10.2 million in cash deposited in a major Canadian chartered bank.

Operational Highlights

Island Gold Mine
	Three months ended		Fiscal year ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008

Tonnes	51,784	47,898	211,773	161,320
Head grade (g/t)	5.61	9.34	6.04	7.65
Gold recovery (%)	93.44	96.71	94.52	95.83
Recovered grade (g/t)	5.24	9.04	5.71	7.33
Ounces sold	8,729	13,915	38,879	38,037
Cash cost per ounce (US$)	738	546	736	659

Investment in property, plant and equipment (thousands of CAN$)	815	1,591	4,318	3,079
Exploration expenses (thousands of CAN$)	412	868	3,136	2,293

Diamond drilling (metres)
Definition	391	5,888	13,604	14,764
Exploration	4,132	-	18,936	1,901

RICHMONT MINES REPORTS FOURTH QUARTER AND FULL YEAR 2009 RESULTS AND UPDATES RESERVE AND RESOURCE ESTIMATES
February 25, 2010

During the fourth quarter of 2009, the Island Gold Mine processed 51,784 tonnes of ore at an average recovered grade of 5.24 g/t, and 8,729 ounces of gold were sold at an average price of US$1,023 (CAN$1,168) per ounce. For the same period last year, 47,898 tonnes of ore were processed at an average recovered grade of 9.04 g/t, and 13,915 ounces of gold were sold at an average price of US$890 (CAN$949) per ounce. Cash costs at Island Gold increased to US$738 (CAN$842) from US$546 (CAN$582) in last year’s fourth quarter.

For the year ended December 31, 2009, 211,773 tonnes of ore were processed at an average recovered grade of 5.71 g/t, and 38,879 ounces of gold were sold at an average price of US$967 (CAN$1,104) per ounce. This compared to 161,320 tonnes at a recovered grade of 7.33 g/t, and gold sales of 38,037 ounces at an average price of US$867 (CAN$924) in 2008.

Martin Rivard commented “Recovered grades at the Island Gold Mine were disappointing this year. While higher than expected dilution, particularly in the first half of the year, was a contributing factor, we also processed significantly more low-grade development ore than budgeted. This had the negative effect of lowering our average recovered grade, but it also had the positive effect of allowing us to retrieve gold that wasn’t included in our reserves. In addition, the mill was shut down for scheduled maintenance during the fourth quarter, which contributed to increasing our ore stockpile to 16,700 tonnes at the end of the year. This stockpile, combined with expected lower levels of development ore being processed, puts us in a much better position for 2010, and should translate into improved results from this mine.”

Beaufor Mine
	Three months ended		Fiscal year ended
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008

Tonnes	22,412	30,343	101,593	115,674
Head grade (g/t)	6.09	8.64	6.52	9.00
Gold recovery (%)	97.95	97.27	97.90	98.31
Recovered grade (g/t)	5.97	8.41	6.38	8.85
Ounces sold	4,300	8,201	20,854	32,908
Cash cost of production per ounce (US$)	897	555	740	509

Investment in property, plant and equipment (thousands of CAN$)	438	15	1,092	127
Exploration expenses (thousands of CAN$)	636	706	3,006	2,921

Diamond drilling (metres)
Definition	9,197	4,699	28,152	11,439
Exploration	9,063	9,298	32,699	33,765

In the fourth quarter of 2009, a total of 22,412 tonnes of ore were processed from the Beaufor Mine at an average recovered grade of 5.97 g/t, and 4,300 ounces of gold were sold at an average price of US$1,060 (CAN$1,211). This compared with total tonnage of 30,343 in the similar period in 2008, during which the average recovered grade was 8.41 g/t, and gold sales totalled 8,201 ounces at an average price of US$908 (CAN$968).

For the full year 2009, the Beaufor Mine processed 101,593 tonnes of ore at an average recovered grade of 6.38 g/t, and realized gold sales of 20,854 ounces at an average sales price of US$975 (CAN$1,113). This compared to tonnage of 115,674, an average recovered grade of 8.85 g/t, and gold sales of 32,908 ounces at an average price of US$886 (CAN$944) in 2008.

RICHMONT MINES REPORTS FOURTH QUARTER AND FULL YEAR 2009 RESULTS AND UPDATES RESERVE AND RESOURCE ESTIMATES
February 25, 2010

Commenting on the Beaufor Mine, Martin Rivard stated: “Grades in the room and pillar stopes at Beaufor were lower than forecasted in our mining sequence in 2009, which resulted in lower production and higher operating costs. We have improved our mining plan and we expect better grades in 2010”. He continued: “While we achieved our revised gold sales target of 20,000 ounces in 2009, this was below last year’s strong results. We remain committed to evaluating all possibilities for this property and, to this end, initiated a surface exploration program in the fourth quarter of 2009, through which one promising zone – Zone 350 – was identified. We are planning more drilling in 2010 to further investigate this zone and other identified target areas at Beaufor. The Company remains committed to Beaufor, and expects these efforts to translate into improved results at this mine going forward.”

Exploration Efforts
In 2009, the Company announced plans to begin a first phase 5,000 metre drilling program at the 100% owned Cripple Creek Gold Project, a key exploration asset in Richmont’s portfolio that is located west of the Timmins Gold Camp in Ontario. Drilling began in the first week of February, 2010, and will include approximately 10 holes targeting depths below 400 metres, as the Company hopes to confirm favourable gold mineralization trends obtained at depth on properties in the vicinity. In the event that these favourable trends continue on the property, Richmont will expand exploration efforts going forward. Results from this drilling program are expected to be available in the second quarter of 2010.

Richmont also continues to invest in exploration and definition drilling in an effort to grow its reserve and resource base at its existing operations. To this end, the Company is planning approximately 30,000 metres of underground definition and exploration drilling at the Beaufor Mine in 2010, down from the 54,000 metres completed in 2009, and similarly expects to carry out a surface exploration drilling on the property in 2010. At Island Gold, Richmont is planning 30,000 to 35,000 metres of underground diamond drilling, up slightly from 27,000 metres of underground exploration and definition drilling completed in 2009, reflecting the Company’s ongoing efforts to increase Island Gold Mine’s reserve and resource base. In addition, the Company continues to evaluate other targets on this property, and is planning approximately 8,000 metres of surface drilling in 2010, up slightly from the 5,600 metres completed in 2009.

Updated Reserve and Resource Estimates

Island Gold Mine
As of December 31, 2009, total Proven and Probable Reserves at the Island Gold Mine were 264,085 gold ounces, which translates into more than 5 years of production. Proven and Probable reserves declined slightly from 289,069 gold ounces at the end of December 2008, reflecting 12 months of production at the mine, slightly offset by results obtained from 14,000 metres of definition drilling completed in 2009.

Estimated Measured and Indicated resources at the Island Gold Mine increased to 154,813 gold ounces at December 31, 2009, versus 146,254 Au ounces last year, as definition drilling efforts throughout the year enabled the Company to successfully convert Inferred resources to Measured and Indicated resources. This fact is similarly reflected in the decline in estimated Inferred resources at December 31, 2009 to 199,569 gold ounces, versus 209,985 gold ounces at the end of December 2008.

Beaufor Mine
Proven and Probable reserves at the Beaufor Mine declined to 44,637 gold ounces at December 31, 2009, from 69,792 gold ounces a year ago, with the decrease mainly attributable to 2009 production. While the Company’s drilling campaign in 2009 did not result in any significant increase to estimated Proven and Probable reserves, these efforts did translate into an increase in Measured and Indicated resources to 171,372 ounces versus 148,000 ounces at the end of 2008, as well as in Inferred resources. However, increases in these resource categories are mostly below the existing infrastructure of the mine, and currently do not economically justify an extension of current operations.

RICHMONT MINES REPORTS FOURTH QUARTER AND FULL YEAR 2009 RESULTS AND UPDATES RESERVE AND RESOURCE ESTIMATES
February 25, 2010

Francoeur Project
The Francoeur Project has total estimated Probable reserves of 136,749 gold ounces at December 31, 2009, unchanged from results detailed in the 43-101 compliant technical report, filed on SEDAR on August 5, 2009, and discussed in detail in the press release entitled “Richmont Mines Defines Reserves at its Francoeur Gold Project and Plans Production at an Annual Rate of 35,000 Ounces Starting in 2011” issued by the Company August 7, 2009. Indicated Resources of 18,541 gold ounces and Inferred Resources of 38,706 gold ounces for the Francoeur Project also remain unchanged from previously published levels. The Company expects to begin drift excavation and underground mine preparation work on this property once dewatering of the mine has been completed in the second quarter of 2010. At the end of 2009, 8 out of the mine’s 17 levels had been dewatered, and the surface infrastructure had been fully re-commissioned. The mine is scheduled to begin production in mid-2011, with an annual estimated production rate of 35,000 Au ounces for an initial mine life of four years.

Outlook
“The Richmont Mines’ team is 100% focused on generating improved results in 2010” stated Martin Rivard. “In addition to delivering on our gold sales target of a minimum of 65,000 ounces from the Beaufor and Island Gold mines, our top priorities in 2010 are to:

1.	Complete one strategic acquisition;
2.	Reduce operating costs;
3.	Pursue analyst coverage;
4.	Initiate a comprehensive Investor Relations campaign, and;
5.	Achieve valuation parity with our peer group of junior Canadian gold producers.

“We are in good shape financially, with no debt, no hedging and $21 million of cash, which puts us in a terrific position going into 2010”, continued Martin Rivard. “On the exploration front, we are looking forward to getting results from our 5,000 metre drilling campaign on our Cripple Creek property located near Timmins, Ontario. Drilling began in early February 2010, and we expect to be able to share results with our shareholders by May.”

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.

The Company has produced over 1,000,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words “project”, “expect”, “may” and similar expressions, as well as “will” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont’s Annual Information Form, Annual Reports and periodic reports.

RICHMONT MINES REPORTS FOURTH QUARTER AND FULL YEAR 2009 RESULTS AND UPDATES RESERVE AND RESOURCE ESTIMATES
February 25, 2010

National Instrument 43-101 (NI 43-101)
The reserve and resource calculation of the Island Gold and the Beaufor properties as of December 31, 2009 was performed by qualified persons as defined by NI 43-101 and was supervised by Mr. Daniel Adam, Geo., Ph.D., Exploration Director, an employee of Richmont Mines Inc. The reserve and resources calculation of the Island Gold as of December 31, 2009 was prepared by Michel Plasse, P.Geo, an employee of Richmont Mines Inc, and as of December 31, 2008 was prepared by Ms. Nicole Rioux, Geo., of Genivar, qualified persons under the terms of this instrument. The reserves and resources calculation of the Beaufor Mine as of December 31, 2009 and December 31, 2008 was prepared by Mr. Richard Dubuc, P.Geo., and Mr. Jessy Thelland, B.Sc., Geo., employees of Richmont Mines Inc., and qualified persons under the terms of this instrument. The reserve calculations were prepared using a gold price of US$785 (CAN$785) for 2008 and US$850 (CAN$850) for 2009.

The reserve and resource calculation of the Francoeur Project was based on a technical report filed on SEDAR August 5, 2009 that was prepared by employees of Richmont Mines who are "qualified persons" as defined by the NI 43-101.

The resource estimate of the Valentine Lake property is based on the 43-101 Technical Report dated January 12, 2005, and was performed by Mr Larry Pilgrim, P. Geo. a qualified person as defined by NI 43-101, and was supervised by Mr. Jules Riopel, M.Sc. P. Geo., MBA, a former employee of Richmont Mines Inc.

The resource estimate of the Wasamac property is based on the 43-101 technical report dated March 24, 2004, performed by Mathieu Guay, P. Geo, a qualified person as defined by NI 43-101. The resource estimate was updated in January 2005 to reflect results obtained from additional drilling efforts undertaken, and conducted, by a qualified person of Richmont Mines as defined by NI 43-101.

Cautionary Note to U.S. Investors Concerning Resource Estimates
The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this news release, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information, please contact:

Jennifer Aitken	Ticker symbol: RIC
Investor Relations	Listings: TSX/NYSE-Amex
Richmont Mines	Web Site: www.richmont-mines.com
Phone: (514) 397-1410
E-mail: jaitken@richmont-mines.com

RESERVE AND RESOURCE ESTIMATES AND FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS FOURTH QUARTER AND FULL YEAR 2009 RESULTS AND UPDATES RESERVE AND RESOURCE ESTIMATES
February 25, 2010

Updated Reserve and Resource Estimates as of December 31, 2009

RESERVES

		Island Gold Mine		Beaufor Mine		Francoeur Project
		Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008

Proven Reserves	Tonnes	387,182	308,205	47,033	96,678	-	-
	Grade (g/t)	8.46	9.08	6.63	7.17	-	-
	Ounces	105,333	89,925	10,021	22,287	-	-

Probable Reserves	Tonnes	539,961	722,982	118,728	147,385	615,664	-
	Grade (g/t)	9.14	8.57	9.07	10.03	6.91	-
	Ounces	158,752	199,144	34,616	47,505	136,749	-

Total Proven and Probable Reserves	Tonnes	927,143	1,031,187	165,761	244,063	615,664	-
	Grade (g/t)	8.86	8.72	8.38	8.89	6.91	-
	Ounces	264,085	289,069	44,637	69,792	136,749	-

Resources1

		Island Gold Mine		Beaufor Mine		Francoeur Project		Valentine Lake[2]		Wasamac
		Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008

Measured Resources	Tonnes	-	18,948	96,396	101,767	-	-	-	-	-	-
	Grade (g/t)	-	8.70	5.78	5.46	-	-	-	-	-	-
	Ounces	-	5,300	17,903	17,861	-	-	-	-	-	-

Indicated Resources	Tonnes	456,353	403,249	725,732	635,839	76,449	885,000	-	-	-	-
	Grade (g/t)	10.55	10.87	6.58	6.37	7.54	7.99	-	-	-	-
	Ounces	154,813	140,954	153,469	130,139	18,541	227,500	-	-	-	-

Total Measured and Indicated Resources	Tonnes	456,353	422,197	822,128	737,606	76,449	885,000	-	-	-	-
	Grade (g/t)	10.55	10.78	6.48	6.24	7.54	7.99	-	-	-	-
	Ounces	154,813	146,254	171,372	148,000	18,541	227,500	-	-	-	-

Inferred Resources	Tonnes	640,614	676,608	919,214	655,804	202,250	-	920,000	920,000	1,282,000	1,282,000
	Grade (g/t)	9.69	9.65	6.74	7.35	5.95	-	8.50	8.50	6.92	6.92
	Ounces	199,569	209,985	199,256	154,927	38,706	-	251,600	251,600	285,200	285,200

(1)     Resources presented in the above table are exclusive of reserves and do not have demonstrated economic viability at this time.

(2)     Richmont Mines currently owns 70% of the Valentine Lake project. The outstanding 30% is owned by Mountain Lake Resources. In February 2009, Richmont granted Mountain Lake a 5-year option to purchase the Company’s 70% interest in the property. The resource amounts shown above correspond to Richmont’s 70% ownership share.

RICHMONT MINES REPORTS FOURTH QUARTER AND FULL YEAR 2009 RESULTS AND UPDATES RESERVE AND RESOURCE ESTIMATES
February 25, 2010

FINANCIAL DATA

	Three months ended		Fiscal year ended
CAN$	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
Results (in thousands of $)
Revenue	17,100	22,908	71,884	70,591
Net earnings	110	2,086	336	1,635
Cash flow from operations	749	7,428	2,967	12,117

Results per share ($)
Net earnings basic and diluted	-	0.09	0.01	0.07

Basic weighted average number of common shares outstanding (thousands)	26,104	23,827	26,108	24,047

Average selling price of gold per ounce	1,182	956	1,107	934
Average selling price of gold per ounce (US$)	1,035	897	969	876

	December 31, 2009	December 31, 2008
Financial position (in thousands of $)
Total assets	85,230	82,881
Working capital	24,936	26,753
Long-term debt	-	-

sales and production data

Three-month period ended December 31

Ounces of gold

				Cash cost

Year

Sales

Production

(per ounce sold)

				US$	CAN$
Island Gold Mine	2009	8,729	10,871	738	842
	2008	13,915	12,850	546	582
Beaufor Mine	2009	4,300	4,293	897	1,025
	2008	8,201	7,628	555	592
Total	2009	13,029	15,164	790	902
	2008	22,116	20,478	550	586

Fiscal year ended December 31

Ounces of gold

				Cash cost

Year

Sales

Production

(per ounce sold)

				US$	CAN$
Island Gold Mine	2009	38,879	39,794	736	841
	2008	38,037	39,224	659	703
Beaufor Mine	2009	20,854	19,227	740	845
	2008	32,908	34,353	509	543
Total	2009	59,733	59,021	737	842
	2008	70,945	73,577	590	629

Note: Average exchange rate used for 2009: US$1 = CAN$1.1420. Average exchange rate used for 2008: US$1 = CAN$1.0660.

RICHMONT MINES REPORTS FOURTH QUARTER AND FULL YEAR 2009 RESULTS AND UPDATES RESERVE AND RESOURCE ESTIMATES
February 25, 2010

CONSOLIDATED STATEMENTS OF EARNINGS
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Fiscal year ended
	December 31, 2009 $	December 31, 2008 $	December 31, 2009 $	December 31, 2008 $

REVENUE
Precious metals	15,403	21,142	66,151	66,237
Other	1,697	1,766	5,733	4,354

	17,100	22,908	71,884	70,591

EXPENSES
Operating costs	11,384	12,457	48,751	42,998
Royalties	370	494	1,563	1,591
Custom milling	1,121	807	3,708	1,785
Administration	1,111	1,233	3,681	3,665
Exploration and project evaluation	325	2,377	7,066	10,547
Accretion expense - asset retirement obligations	69	52	240	182
Depreciation and depletion	1,298	1,541	5,696	5,687
Loss (gain) on disposal of mining assets	(14)	8	(594)	29

	15,664	18,969	70,111	66,484

EARNINGS BEFORE OTHER ITEMS	1,436	3,939	1,773	4,107

MINING AND INCOME TAXES	1,373	404	1,475	437

	63	3,535	298	3,670

MINORITY INTEREST	(47)	1,449	(38)	2,035

NET EARNINGS	110	2,086	336	1,635

NET EARNINGS PER SHARE basic and diluted	-	0.09	0.01	0.07

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	26,104	23,827	26,108	24,047

RICHMONT MINES REPORTS FOURTH QUARTER AND FULL YEAR 2009 RESULTS AND UPDATES RESERVE AND RESOURCE ESTIMATES
February 25, 2010

CONSOLIDATED BALANCE SHEETS
	December 31, 2009 $	December 31, 2008 $
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	21,139	26,021
Restricted cash	-	116
Shares of publicly-traded companies	741	121
Accounts receivable	1,213	986
Mining and income taxes receivable	2,848	1,586
Inventories	7,360	6,012
	33,301	34,842
DEPOSITS RESTRICTED	106	-
PROPERTY, PLANT AND EQUIPMENT	51,823	48,039
	85,230	82,881
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued charges	7,130	6,912
Mining and income taxes payable	1,235	1,177
	8,365	8,089
ASSET RETIREMENT OBLIGATIONS	5,928	4,664
MINORITY INTEREST	1,986	2,024
FUTURE MINING AND INCOME TAXES	976	1,086
	17,255	15,863
SHAREHOLDERS’ EQUITY
Capital stock	64,675	64,672
Contributed surplus	6,133	5,678
Deficit	(2,789)	(3,096)
Accumulated other comprehensive income	(44)	(236)
	67,975	67,018
	85,230	82,881

RICHMONT MINES REPORTS FOURTH QUARTER AND FULL YEAR 2009 RESULTS AND UPDATES RESERVE AND RESOURCE ESTIMATES
February 25, 2010

CONSOLIDATED STATEMENTS OF CASH FLOW
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Fiscal year ended
	December 31, 2009 $	December 31, 2008 $	December 31, 2009 $	December 31, 2008 $

CASH FLOW FROM OPERATING ACTIVITIES
Net earnings	110	2,086	336	1,635
Adjustments for:
Depreciation and depletion	1,298	1,541	5,696	5,687
Stock-based compensation	189	142	484	526
Accretion expense - asset retirement obligations	69	52	240	182
Loss (gain) on disposal of mining assets	(14)	8	(594)	29
Loss on disposal of publicly-traded companies	13	-	23	11
Minority interest	(47)	1,449	(38)	2,035
Future mining and income taxes	315	(26)	(110)	(359)

	1,933	5,252	6,037	9,746

Net change in non-cash working capital items	(1,184)	2,176	(3,070)	2,371

	749	7,428	2,967	12,117

CASH FLOW USED IN INVESTING
ACTIVITIES
Restricted cash	-	-	116	-
Acquisition of Patricia Mining Corp.	-	(6,984)	-	(6,984)
Acquisition of shares of publicly-traded companies	-	-	-	(23)
Disposal of shares of publicly-traded companies	185	-	199	712
Deposits restricted	-	-	(106)	-
Property, plant and equipment - Island Gold Mine	(815)	(1,591)	(4,318)	(3,079)
Property, plant and equipment - Beaufor Mine	(438)	(15)	(1,092)	(127)
Property, plant and equipment – Francoeur Project	(1,188)	-	(1,976)	-
Disposal of mining assets	-	24	9	91
Other property, plant and equipment	(228)	(383)	(626)	(1,987)
Cash received from an advance to a minority partner	-	-	-	750

	(2,484)	(8,949)	(7,794)	(10,647)

CASH FLOW USED IN FINANCING ACTIVITIES
Redemption of common shares	(5)	(85)	(137)	(768)
Issue of common shares	-	-	82	25
Repayment of the long-term debt	-	(1,950)	-	(1,950)
Distribution to a minority partner	-	(47)	-	(47)

	(5)	(2,082)	(55)	(2,740)

Net decrease in cash and cash equivalents	(1,740)	(3,603)	(4,882)	(1,270)

Cash and cash equivalents, beginning of period	22,879	29,624	26,021	27,291

Cash and cash equivalents, end of period	21,139	26,021	21,139	26,021

RICHMONT MINES REPORTS FOURTH QUARTER AND FULL YEAR 2009 RESULTS AND UPDATES RESERVE AND RESOURCE ESTIMATES
February 25, 2010

EXPLORATION AND PROJECT EVALUATION
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Fiscal year ended
	December 31, 2009 $	December 31, 2008 $	December 31, 2009 $	December 31, 2008 $

Exploration costs – Mines
Beaufor Mine	636	706	3,006	2,921
Island Gold Mine	412	868	3,136	2,293

	1,048	1,574	6,142	5,214

Exploration costs – Other properties
Francoeur / Wasamac properties	19	59	1,938	184
Golden Wonder property	-	539	-	4,202
Valentine Lake property	-	153	-	347
Other properties	6	5	28	20
Project evaluation	117	122	305	373

	1,190	2,452	8,413	10,340

Exploration tax credits	(865)	(75)	(1,347)	(643)
Reclassification of exploration tax credits from previous years	-	-	-	850

	325	2,377	7,066	10,547